United States securities and exchange commission logo





                              July 23, 2020

       John McGrath
       Chief Executive Officer
       Reynolds Group Holdings Ltd
       1900 W. Field Court
       Lake Forest, Illinois 60045

                                                        Re: Reynolds Group
Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on July
10, 2020
                                                            CIK No. 0001527508

       Dear Mr. McGrath:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Executive Retention and Transaction Bonus Agreements, page 146

   1. Please revise to disclose the amounts paid or to be paid to your officers under the retention and transaction bonus
agreements.
              You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Anne McConnell,
       Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
       3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.
 John McGrath
Reynolds Group Holdings Ltd
July 23, 2020
Page 2

FirstName LastNameJohn McGrath             Sincerely,
Comapany NameReynolds Group Holdings Ltd
                                           Division of Corporation Finance
July 23, 2020 Page 2                       Office of Manufacturing
FirstName LastName